Exhibit 15.3

2016 Directors' Remuneration Policy

(Approved at 2016 Annual General Meeting)

2016 Directors’ Remuneration Policy

As outlined in the Committee Chairman’s Statement on page 70 of the 2015 Annual Report, the Committee carried out a review of the Group’s remuneration arrangements during 2015 and early 2016. The principal proposed changes to the 2014 Remuneration Policy, which was approved by shareholders at the 2014 Annual General Meeting, are set out on pages 70 to 72 of the 2015 Annual Report. The following sets out the full 2016 Directors’ Remuneration Policy (the “Policy”). As an Irish incorporated company, CRH is not required to comply with section 439A of the UK Companies Act 2006, which requires UK companies to submit their remuneration policy to a binding shareholder vote. However, maintaining high levels of corporate governance is important to CRH and, therefore, the Company intends to submit this Policy to an advisory shareholder vote at the 2016 Annual General Meeting. The Committee’s intention is to operate within this Policy unless it is not practical to do so in exceptional circumstances. As an Irish incorporated company, CRH cannot rely on the statutory provisions applicable to UK companies under the 2013 UK Regulations which, in certain circumstances, can resolve any inconsistency between a remuneration policy and any contractual or other right of a Director.

In the event there were to be such an inconsistency the Company may be obliged to honour any such right, notwithstanding it may be inconsistent with the Policy. If approved, the Policy will apply to payments made from the date of the 2016 Annual General Meeting.

The Remuneration Committee’s aim is to make sure that CRH’s pay structures are fair, responsible and competitive, in order that CRH can attract and retain staff of the calibre necessary for it to compete in all of its markets.

The Group’s remuneration structures are designed to drive performance and link rewards to responsibility and the individual contribution of executives. It is policy to grant participation in the Group’s performance-related plans to key management to encourage identification with shareholders’ interests and to create a community of interest among different regions and nationalities.

The policy on Directors’ remuneration, which is derived from the overall Group policy, is designed to:

•	help attract and retain Directors of the highest calibre who can bring their experience and independent views to the policy, strategic decisions and governance of CRH;

•	properly reward and motivate executive Directors to perform in the long-term interest of the shareholders;

•	provide an appropriate blend of fixed and variable remuneration and short and long-term incentives for executive Directors;
•	complement CRH’s strategy of fostering entrepreneurship in its regional companies by rewarding the creation of shareholder value through organic and acquisitive growth;

•	reflect the spread of the Group’s operations so that remuneration packages in each geographical area are appropriate and competitive for that area; and

•	reflect the risk policies of the Group

In setting remuneration levels, the Remuneration Committee takes into consideration the remuneration practices of other international companies of similar size and scope and trends in executive remuneration generally, in each of the regions in which the Company operates. The Remuneration Committee also takes into account the EU Commission’s recommendations on remuneration in listed companies.

2016 Directors’ Remuneration Policy - continued

Policy Table

Further details regarding the operation of the Policy for the 2016 financial year can be found on pages 70 to 93 of the 2015 Annual Report.

Policy Table	Table 1

Element	Fixed Base Salary	Fixed Pension
Purpose and link to strategy	• Competitive salaries help to attract and retain staff with the experience and knowledge required to enable the Group to compete in its markets

•    Pension arrangements provide competitive and appropriate retirement plans

•    Given the long-term nature of the business, pension is an important part of the remuneration package to support creation of value and succession planning

Operation

•    Base salaries are set by the Committee taking into account:

–    the size and scope of the executive Director’s role and responsibilities;

–    the individual’s skills, experience and performance;

–    salary levels at FTSE listed companies of a similar size and complexity to CRH and other international construction and building materials companies; and

–    pay and conditions elsewhere in the Group

•    Base salary is normally reviewed annually with changes generally effective on 1 January, although the Committee may make an out-of-cycle increase if it considers it to be appropriate

•    Irish-based executive Directors participate in a contributory defined benefit scheme or, if they joined the Group after 1 January 2012, in a defined contribution scheme as the defined benefit scheme which the Directors participate in is closed to new entrants

•    The US-based executive Director participates in a defined contribution scheme and in an unfunded Supplemental Executive Retirement Plan

•    For new appointments to the Board the Committee may determine that alternative pension provisions will operate (for example a cash contribution) When determining pension arrangements for new appointments the Committee will give regard to existing entitlements, the cost of the arrangements, market practice and the pension arrangements received elsewhere in the Group

Maximum opportunity

•    Base salaries are set at a level which the Committee considers to be appropriate taking into consideration the factors outlined in the “operation” column

•    While there is no maximum base salary, normally increases will be in line with the typical level of increase awarded to other employees in the Group but may be higher in certain circumstances. These circumstances may include:

–    Where a new executive Director has been appointed at a lower salary, higher increases may be awarded over an initial period as the executive Director gains in experience and the salary is moved to what the Committee considers is an appropriate positioning;

–    Where there has been a significant increase in the scope or responsibility of an executive Director’s role or where an individual has been internally promoted, higher salary increases may be awarded; and

–    Where a larger increase is considered necessary to reflect significant changes in market practice

•    The defined benefit pension is provided through an Irish Revenue approved retirement benefit scheme up until the pension cap established in the Finance Act 2006 (see details on page 83 of the 2015 Annual Report). Accrued benefits for service to 31 December 2011 are based on pensionable salary and years of service as at that date (annual accrual of 1/60ths), with this tranche being re-valued annually at the Consumer Price Index subject to a 5% ceiling. For service subsequent to that date, a career-average re-valued earnings system was introduced with each year of service being subject to annual revaluation on the same basis as outlined above. Irish-based executive Directors receive a supplementary taxable non-pensionable cash allowance in lieu of pension benefits foregone as a result of the pension cap. These allowances are similar in value to the reduction in the Company’s liability represented by the pension benefit foregone. Whilst there is no absolute maximum to the quantum of these payments they are calculated based on actuarial advice as the equivalent of the reduction in the liability the Company would otherwise have had under the Scheme in respect of each individual’s benefits and spread over the term to retirement as annual compensation allowances

•    The US-based executive Director participates in a defined contribution retirement plan in respect of basic salary; and in addition he participates in an unfunded defined contribution Supplemental Executive Retirement Plan (SERP) also in respect of basic salary, to which contributions are made at an agreed rate (currently 20%), offset by contributions made to the other retirement plan

Performance measure	• n/a	• n/a

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Policy Table | continued	Table 1

Element	Fixed Benefits
Purpose and link to strategy	• To provide a market competitive level of benefits for executive Directors
Operation

•    The Committee’s policy is to set benefit provision at an appropriate market competitive level taking into account market practice, the level of benefits provided for other employees in the Group, the individual’s home jurisdiction and the jurisdiction in which the individual is based

•    Employment-related benefits include the use of company cars (or a car allowance), medical insurance for the Director and his/her family and life assurance

•    In the event that the Chief Executive falls ill or is injured in such a way as which would constitute ill-health or disablement so that the Chief Executive could not work for a period of more than six months, in lieu of the early ill-health retirement provisions in the pension scheme which would otherwise operate in such cases, he shall be entitled to receive a disability salary of €1,000,000 per annum. Such payment would cease when the Chief Executive reaches age 60, returns to work or if the service agreement is terminated

•    The US-based executive Director also receives benefits in relation to club membership and short-term disability insurance

•    Benefits may also be provided in relation to legal fees incurred in respect of agreeing service contracts, or similar agreements (for which the Company may settle any tax incurred by the executive Director) and a gift on retirement

•    The Committee may remove benefits that executive Directors receive or introduce other benefits if it is considered appropriate to do so. The Company may also pay the tax due on benefits if it considers that it is appropriate to do so

•    All-employee share schemes - executive Directors are eligible to participate in the Company’s all-employee share schemes on the same terms as other employees. Executive Directors may also receive other benefits which are available to employees generally

•    Re-location policy - where executive Directors are required to re-locate to take up their role, the Committee may determine that they should receive appropriate re-location and ongoing expatriate benefits. The level of such benefits would be determined based on individual circumstances taking into account typical market practice

Maximum opportunity	• The level of benefit provided will depend on the cost of providing individual items and the individual’s circumstances, and therefore the Committee has not set a maximum level of benefits

Performance measure	• n/a

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2016 Directors’ Remuneration Policy - continued

Policy Table - continued

Policy Table | continued	Table 1

Element	Performance-related pay Annual Bonus
Purpose and link to strategy

•    The Annual Performance-related Incentive Plan is designed to reward the creation of shareholder value through operational excellence and organic and acquisitive growth. The Plan incentivises executive Directors to deliver Group and individual goals that support long-term value creation

•    A Deferred Annual Performance-related Incentive Plan element links the value of executive Directors’ reward with the long-term performance of the CRH share price and aligns the interests of executive Directors with shareholders interests

•    The “malus” and clawback provisions enable the Company to mitigate risk

Operation

•    The Annual Performance-related Incentive Plan rewards executive Directors for meeting Company performance goals over a financial year of the Company. Targets are set annually by the Committee

•    The annual bonus is paid in a mix of cash and shares (structured as a deferred share award)

•    For 2016:

–    75% of the bonus will be paid in cash; and

–    25% will be paid in shares

•    In future years, the Committee may determine that a different balance between cash and shares is appropriate and adjust the relevant payments accordingly

•    When assessing performance and determining bonus payouts the Committee also considers the underlying financial performance of the business to ensure it is consistent with the overall award level

•    The deferred element of the bonus will be structured as a conditional share award or nil-cost option and will normally vest after three years from grant (or a different period determined by the Committee). Deferred share awards may be settled in cash

•    Dividend equivalents may be paid on deferred share awards in respect of dividends paid during the vesting period. These payments may be made in cash or shares and may assume the reinvestment of dividends on a cumulative basis

•    For deferred awards, “malus” provisions apply (see page 100 of the 2015 Annual Report). Cash bonus payments are subject to clawback of the net amount paid for a period of three years from payment

Maximum opportunity

•    Maximum annual opportunity of 225% of base salary

•    For 2016, the intended maximum award levels are:

–    225% of base salary for Chief Executive; and

–    150% of base salary for other executive Directors. The Committee may increase the percentage in future years up  to a maximum of 225%

Performance measure

•    The performance-related incentive plan is based on achieving clearly defined and stretching annual targets and strategic goals set by the Committee each year based on key business priorities

•    The performance metrics used are a mix of financial targets including return goals and personal/strategic objectives generally. Currently 80% of the bonus is based on financial performance measures. The Committee may vary the weightings of measures but no less than 50% shall be based on financial performance measures

•    A portion of the bonus metrics for any Director may be linked to his/her specific area of responsibility

•    Up to 50% of the maximum bonus will be paid for achieving target levels of performance

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Policy Table | continued	Table 1

Element	Performance-related pay 2014 Performance Share Plan (PSP)
Purpose and link to strategy

•    The purpose of the 2014 Plan is to align the interest of key management across different regions and nationalities with those of shareholders through an interest in CRH shares and by incentivising the achievement of long-term performance goals

•    The “malus” provision enables the Company to mitigate risk

Operation

•    Awards (in the form of conditional share awards or nil-cost options) normally vest based on performance over a period of not less than three years. Awards may also be settled in cash

•    Awards are normally subject to an additional holding period ending on the fifth anniversary of the grant date (or another date determined by the Committee)

•    Dividend equivalents may be paid on PSP awards that vest in respect of dividends paid during the vesting period until the end of the holding period. These payments may be made in cash or shares and may assume reinvestment on a cumulative basis

•    “Malus” provisions (as set out in the rules of the 2014 Plan) will apply to awards (see page 82 of the 2015 Annual Report)

Maximum opportunity

•    Maximum annual opportunity of up to 365% of base salary

•    For 2016 the intended award levels are:

–    365% of base salary for Chief Executive; and

–    200% of base salary for other executive Directors. The Committee may increase the percentage in future years up  to a maximum of 365%

Performance measure

•    Awards to be granted in 2016 will vest based on a relative TSR test compared to a tailored group of key peers (25%) and an index comparator (25%), and cumulative cash flow performance (50%)

•    For threshold levels of performance, 25% of the award vests

•    Where applicable, when determining vesting under the PSP the Committee reviews whether the TSR performance has been impacted by unusual events and whether it therefore, reflects the underlying performance of the business. In addition, the Committee considers financial performance (including Return on Net Assets) in the period to ensure that TSR performance is consistent with the objectives of the performance criteria and was not distorted by extraneous factors

•    The Committee may in future years change performance measures including introducing additional performance measures for awards made under this policy, for example, returns based measures

•    The Committee may amend the performance conditions if an event occurs that causes it to consider that an amended performance condition would be more appropriate and would not be materially less difficult to satisfy

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2016 Directors’ Remuneration Policy - continued

Notes to policy table

Changes to 2014 Remuneration Policy

Proposed changes to the 2014 Directors’ Remuneration Policy are outlined in the Chairman’s introductory statement on pages 70 to 73 of the 2015 Annual Report.

Plan Rules

The 2014 Deferred Share Bonus Plan, the 2014 Performance Share Plan, the 2010 Share Option Scheme and the 2000 Share Option Scheme shall be operated in accordance with the relevant plan rules. Awards may be (a) adjusted in accordance with the rules in the event of a variation of the Company’s share capital, merger, de-merger, special dividend or other event that, in the opinion of the Committee, materially affects the price of shares: and (b) amended in accordance with the plan rules.

Clawback/Malus

For Deferred Annual Performance-related Incentive plan awards and Performance Share Plan awards, the Committee has the discretion to reduce or impose further conditions on awards prior to vesting in certain circumstances, including:

•	a material misstatement of the Group’s audited financial results;

•	a material failure of risk management; or

•	serious reputational damage to the Group or one of its businesses as a result of a participant’s misconduct or otherwise.

Cash bonus payments are subject to clawback of the net amount paid for a period of three years from payment in the circumstances outlined.

Other elements of remuneration are not subject to clawback or malus provisions.

General

The Committee reserves the right to make any remuneration payments and payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the policy set out above where the terms of the payment were agreed (i) before 7 May 2014 (the date the Company’s first shareholder-approved Directors’ Remuneration Policy came into effect; (ii) before the policy set out above came into effect, provided that the terms of the payment were consistent with the shareholder-approved Directors’ Remuneration Policy in force at the time they were agreed; or (iii) at a time when the relevant individual was not a director of the Company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a director of the Company. For these purposes “payments” includes the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are “agreed” at the time the award is granted.

Minor amendments

The Committee may make minor changes to this Policy for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation without seeking shareholder approval for that amendment.

Information supporting the policy table

Selection of performance measures and targets

(i) Annual bonus

Annual incentive plan targets are selected each year to incentivise executive Directors to achieve annual financial, operational, strategic and personal goals across a range of metrics which are considered important for delivering long-term performance excellence.

(ii) Performance share plan

The ultimate goal of our strategy is to provide long-term sustainable value for all of our shareholders. Performance measures for PSP awards to be granted in 2016 are, therefore, focused on achieving relative outperformance of Total Shareholder Return against our key peers and an index comparator and generating cash in the business to support the restoration of debt levels to normalised levels, further investment and dividend payments to shareholders.

Targets for the annual bonus and PSP are set each year by the Committee taking into account internal plans and external expectations. Targets are calibrated to be stretching but motivational to management and to be aligned with the long-term creation of shareholder value.

Remuneration arrangements throughout the Group

CRH operates significant operations in over 3,900 locations in 31 countries with approximately 89,000 employees across the globe. Remuneration arrangements through-out the organisation, therefore, differ depending on the specific role being undertaken, the level of seniority and responsibilities, the location of the role and local market practice. However, remuneration arrangements are designed based on a common set of principles: that reward should be set at a level which is appropriate to retain and motivate individuals of the necessary calibre to fulfil the roles without paying more than is considered necessary to achieve. The reward framework is designed to incentivise employees to deliver the requirements of their roles and add value for shareholders.

The Group operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans.

Remuneration policy for new hires

CRH has a strong history of succession planning and developing internal executive talent. The Committee’s key principle when determining appropriate remuneration arrangements for a new executive Director (appointed from within the organisation or externally) is that arrangements are in the best interests of both CRH and its shareholders without paying more than is considered necessary by the Committee to recruit an executive of the required calibre to develop and deliver the business strategy.

The Committee would generally seek to align the remuneration package offered with our remuneration policy outlined in table 1. Although in exceptional circumstances, the Committee may make remuneration proposals on hiring a new executive Director which are outside the standard policy to facilitate the hiring of someone of the calibre required to deliver the Group’s strategy. When determining appropriate remuneration arrangements the Committee will take into account all relevant factors including (among others) the level of opportunity, the type of remuneration opportunity being forfeited and the jurisdiction the candidate was recruited from. Any remuneration offered would be within the limit on variable pay outlined below.

Variable remuneration in respect of an executive Director’s appointment shall be limited to 590% of base salary measured at the time of award. This limit is in line with the plan maximum outlined in table 1. This limit excludes any awards made to compensate the Director for awards forfeited from his or her previous employer.

The Committee may make awards on appointing an executive Director to ‘buy-out’ remuneration terms forfeited on leaving a previous employer. In doing so the Committee will take account of relevant factors including any performance conditions attached to these awards, the form in

6

which they were granted (e.g. cash or shares) and the time over which they would have vested. The Committee’s key principle is that generally buy-out awards will be made on a comparable basis to those forfeited.

To facilitate awards outlined above, the Committee may grant awards under Company incentive schemes or under Listing Rule 9.4.2 which allows for the granting of awards, to facilitate, in unusual circumstances, the recruitment of an executive

Director, without seeking prior shareholder approval or under other relevant company incentive plans. The use of Listing Rule 9.4.2 shall be limited to buy-out awards.

In the event that an internal candidate is promoted to the Board, legacy terms and conditions will normally be honoured, including pension entitlements and any outstanding incentive awards.

In the event of the appointment of a new Chairman or non-executive Director, remuneration arrangements will normally reflect the policy outlined above for Chairman and non-executive Directors. Other remuneration arrangements may be provided to a new Chairman or non-executive Director if these arrangements are considered appropriate in accordance with the principles set out above.

Remuneration Policy for non-executive Directors		Table 2
Approach to setting fees	Basis of fees	Other items

•    The remuneration of non-executive Directors is determined by a Board committee of the Chairman and the executive Directors

•    The Remuneration Committee determines the remuneration of the Chairman within the framework or broad policy agreed with the Board

•    Remuneration is set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company’s affairs and reflect the time and travel demands of Board duties

•    Fees are set taking into account typical practice at other companies of a similar size and complexity to CRH

•    Fees are reviewed at appropriate intervals

•    Fees are paid in cash

•    Non-executive Director fees policy is to pay:

–    A basic fee for membership of the Board;

–    An additional fee for chairing a Committee;

–    An additional fee for the role of Senior Independent Director (SID) (if the SID is not the Chairman of the Remuneration Committee);

–    An additional fee to reflect committee work (combined fee for all committee roles); and

–    An additional fee based on the location of the Director to reflect time spent travelling to Board meetings

•    Other fees may also be paid to reflect other board roles or responsibilities

•    In accordance with the Articles of Association, shareholders set the maximum aggregate amount of the fees payable to non-executive Directors. The current limit of €750,000 was set by shareholders at the Annual General Meeting held in 2005. A resolution to increase the limit to €875,000 will be included on the agenda for the 2016 Annual General Meeting

•    The non-executive Directors do not participate in any of the Company’s performance-related incentive plans or share schemes

•    Non-executive Directors do not receive pensions

•    The Group Chairman is reimbursed for expenses incurred in travelling from his residence to his CRH office. The Company settles any tax incurred on this on his behalf

•    Non-executive Directors do not currently receive any benefits. However, benefits may be provided in the future if, in the view of the Board (for non-executive Directors or for the Chairman), this was considered appropriate. The Company may settle any tax due on benefits

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2016 Directors’ Remuneration Policy - continued

Remuneration outcomes in different performance scenarios

Remuneration at CRH consists of fixed pay (salary, pension and benefits), short-term variable pay and long-term variable pay. A significant portion of executive Directors’ remuneration is linked to the delivery of key business goals over the short and long-term and the creation of shareholder value.

Table 5 shows hypothetical values of the remuneration package for executive Directors under three assumed performance scenarios (based on 2016 proposals).

No share price growth or the payment of dividend equivalents has been assumed in these scenarios. Potential benefits under all-employee share schemes have not been included.

Remuneration outcomes in different performance scenarios Table 3
Performance scenario	Payout level
Minimum	•	Fixed pay (see table 4 for each executive Director)
	•	No bonus payout
	•	No vesting under the Performance Share Plan
On-target performance	•	50% annual bonus payout (112.5% of salary for the Chief Executive and 75% for the other executive Directors)
	•	25% vesting under the Performance Share Plan (91.25% of salary for the Chief Executive and 50% for other executive Directors)

Maximum performance	•	100% annual bonus payout (225% of salary for the Chief Executive and 150% of salary for other executive Directors)
	•	100% Performance Share Plan vesting (365% of salary for the Chief Executive and 200% for other executive Directors)

Hypothetical remuneration values				Table 4
	Salary	Benefits
	With effect from	Level paid	Estimated	Total
	1 January 2016	in 2015(i)	Pension(ii)	Fixed Pay
Chief Executive (Albert Manifold)	€1,400,000	€22,000	€700,000	€2,122,000
Finance Director (Senan Murphy)	€625,000	€18,500	€156,250	€799,750
Group Transformation Director (Maeve Carton)	€688,500	€10,000	€290,000	€988,500
Chairman, CRH Americas (Mark Towe)	$1,448,400	$72,000	$289,680	$1,810,080

(i)	estimated in the case of S. Murphy; based on 2015 expenses for other executive Directors.

(ii)	see page 96 of the 2015 Annual Report for details in relation to retirement benefit arrangements.

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Performance-related remuneration outcomes

Table 5

Chief Executive
€m
€10.0
€8.0
€6.0
€4.0
€2.0
€0
€2,122k
€4,975k
€10,382k
100%
42%
32%
21%
30%
49%
Minimum
On-target performance
Maximum Performance
Finance Director
€m
€3.0
€2.5
€2.0
€1.5
€1.0
€0.5
€0
€800k
€1,581k
€2,987k
100%
50%
30%
20%
27%
31%
42%
Minimum
On-target performance
Maximum Performance
Group Transformation Director
€m
€3.5
€3.0
€2.5
€2.0
€1.5
€1.0
€0.5
€0
€989k
€1,849k
€3,398k
100%
53%
28%
19%
29%
30%
41%
Minimum
On-target performance
Maximum Performance
Chairman, CRH Americas
$m
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
€0
$1,811k
$3,621k
$6,879k
100%
50%
30%
20%
26%
32%
42%
Minimum
On-target performance
Maximum Performance
Fixed Pay
Annual Bonus
Long-term incentives

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2016 Directors’ Remuneration Policy - continued

Executive Director service contracts and policy on payment for loss of office

When determining leaving arrangements for an executive Director the Committee takes into account any contractual agreements (including any incentive arrangements) and the performance and conduct of the individual.

Service contracts

The Chief Executive and Finance Director have entered into service contracts with the Company. The summaries in tables 6 and 7 set out the key remuneration terms of those contracts.

The Committee reserves the right to make any other payments in connection with a director’s cessation of office or employment where the payments are made in good faith in discharge of an existing legal obligation (or by way of damages for breach of such an obligation) or by way of a compromise or settlement of any claim arising in connection with the cessation of a director’s office or employment. Any such payments may include paying any fees for outplacement assistance and/or the Director’s legal/or professional advice fees in connection with his cessation of office or employment.

The Group Transformation Director (Maeve Carton) and Chairman, CRH Americas (Mark Towe) do not currently have service contracts. They do not have a notice period in excess of 12 months or an entitlement to any benefits on termination of employment. The Committee will determine the amount, if any, paid on termination taking into account the circumstances around departure and the prevailing employment law.

The Committee’s policy in this area is that service contracts will be put in place for newly appointed executive Directors and in cases where there is a significant step change in Directors’ responsibilities. It is currently anticipated that these terms will be similar to those agreed with the Chief Executive.

Under Irish Company Law, CRH is not required to make service contracts available for inspection as the notice period is not more than 12 months. Service contracts will only be available with the executive Director’s consent due to data protection reasons.

Annual cash bonus

Executive Directors may, at the discretion of the Committee, remain eligible to receive an annual bonus award for the financial year in which they leave employment. Such awards will be determined by the Committee taking into account time in employment and performance.

Chief Executive service contract	Table 6

Notice period	• 12 months’ notice by the Company or the executive
Expiry date	• Indefinite duration
• Terms of contract will automatically terminate on the executive’s 62nd birthday
Termination payments

•    On lawful termination of employment, the Committee may, at its absolute discretion, make a termination payment in lieu of 12 months’ notice based on base salary, benefits and pension contribution due during that period

• Where the Company terminates the contract lawfully without notice then no payment in lieu of notice shall be due

•    If, in the event of a change of control, there is a diminution in the role and responsibilities of the Chief Executive he may terminate the contract; on such termination a payment equal to one year’s remuneration (being salary, pension, other benefits and vested incentive awards) will be made to the executive

Disability

•    In the event that the Chief Executive falls ill or is injured in such a way as which would constitute ill-health or disablement so that the Chief Executive could not work for a period of more than six months, in lieu of the early ill-health retirement provisions in the pension scheme which would otherwise operate in such cases, he shall be entitled to receive a disability salary of €1,000,000 per annum. Such payment would cease when the Chief Executive reaches age 60, returns to work or if the service agreement is terminated

Other information

•    The Company retains the ability to suspend the executive from employment on full salary and to require the executive to observe a period of “garden leave” of up to 12 months on full salary, contractual benefits and pension contribution

Finance Director service contract	Table 7
Notice period	• Six months’ notice by the Company or the executive
Expiry date	• Indefinite duration
• Terms of contract will automatically terminate on the executive’s 65th birthday
Termination payments

•    On lawful termination of employment, the Committee may, at its absolute discretion, make a termination payment in lieu of six months’ notice based on base salary, benefits and pension contribution due during that period

• Where the Company terminates the contract lawfully without notice then no payment in lieu of notice shall be due
Other information

•    The Company retains the ability to suspend the executive from employment on full salary and to require the executive to observe a period of “garden leave” of up to 12 months on full salary, contractual benefits and pension contribution

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Share Plan Rules – Leaver Provisions

The treatment of outstanding share awards in the event that an executive Director leaves is governed by the relevant share plan rules. The following table summarises leaver provisions under the executive share plans.

“Good leaver” circumstances are defined in the 2014 Performance Share Plan and deferred annual performance incentive plans as ill-health, injury, disability, the participants employing company or business being sold out of the Group or any other reason at the Committee’s absolute discretion (except where a participant is summarily dismissed).

Where an individual leaves by mutual agreement the Committee has discretion to determine the treatment of outstanding share awards.

Individuals who are dismissed for gross misconduct would not be treated as “good leavers”.

Leaver Provisions			Table 8
	Death	“Good Leavers” as determined by the Committee in accordance with the plan rules	Leavers in other circumstances
Deferred Annual Performance Incentive Plan 2014

•    Unvested awards vest, unless the Committee determines otherwise, to the extent determined by the Committee

•    Awards in the form of nil-cost options may be exercised for 12 months from death (or another period determined by the Committee)

•    Awards shall normally vest in full at the normal vesting date. Alternatively, the Committee may determine that awards should vest in full at cessation of employment

•    Where awards vesting in such circumstances are granted in the form of nil-cost options participants shall have six months from vesting to exercise their award

•    Where awards have already vested at cessation of employment, participants shall have six months from cessation of employment to exercise their option

• Awards will lapse on the individual’s cessation of office or employment
Performance Share Plan 2014

•    Unvested awards shall vest as soon as practicable following death unless the Committee determines otherwise. The number of shares vesting shall be determined by the Committee taking into account the extent to which the performance condition has been met and, if the Committee determines, the length of time that has elapsed since the award was granted until the date of death (or if death occurs during an applicable holding period, to the beginning of the holding period)

•    Awards in the form of nil-cost options may be exercised for 12 months from death (or another period determined by the Committee)

•    Awards shall normally vest at the normal vesting date. Alternatively the Committee may determine that awards should vest at the time the individual leaves

•    The level of vesting shall be determined by the Committee taking into account the extent to which the performance condition has been met and, unless the Committee determines otherwise, the period of time that has elapsed since the date of grant until the date of cessation (or if cessation occurs during an applicable holding period, to the beginning of the holding period)

•    Awards vesting in such circumstances in the form of nil-cost options may be exercised for six months from vesting (or another period determined by the Committee). Where a nil-cost option was already vested at cessation of employment, participants may exercise such options for six months from cessation (or another period determined by the Committee)

• Awards will lapse on the individual’s cessation of office or employment
Share Option Scheme 2010	• The Committee may determine the extent to which options shall vest. Options shall be exercisable for 12 months from vesting or from death (whichever is later)

Retirement (for age or health reasons)

•    The Committee may determine the extent to which options may be exercised on the same terms as if the individual had not ceased to hold employment or office having determined the extent to which the performance conditions applicable to the award have been satisfied. Options shall be exercisable for 12 months from vesting or from the participant’s cessation (whichever is later)

• Awards will normally lapse
Redundancy, early retirement, sale of the individual’s employing subsidiary out of the Group or for any other reason determined by the Committee.

•    The Committee may determine the extent to which the option may be exercised having determined the extent to which the performance conditions applicable to the award have been satisfied. Options shall be exercisable for six months from vesting or cessation of employment (whichever is later)

•    Where a participant has ceased to hold office or employment because of health reasons, redundancy, retirement or sale of his employing subsidiary out of the Group, the Committee may waive any relevant performance conditions, in which case his options may be scaled down by reference to the participant’s performance and the proportion of the relevant performance period the participant has served

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2016 Directors’ Remuneration Policy - continued

Under the 2000 Share Option Scheme, if a participant leaves employment in the event of death, retirement (on age or health grounds), redundancy, or in cases where a subsidiary is divested, the Committee will determine the extent to which options vest. In cases of death and retirement, options may be exercised within 12 months of cessation of office of employment. In other circumstances, where the Committee uses its discretion to deem an individual a good leaver then the exercise window is six months. Where an individual ceases office or employment for other reasons option awards will normally lapse.

Awards under the 2010 Savings-related Share Option Scheme are treated in accordance with the rules. The rules provide that awards may be exercised by a participant’s executor within 12 months of the date of death, and six months from the date of termination of employment in other circumstances where options automatically become exercisable, for example in the case of retirement.

Where an executive ceases employment as a result of summary dismissal they will normally forfeit outstanding share incentive awards.

The Committee may allow awards to vest early at its discretion in the event an executive Director is to be transferred to a jurisdiction where he would suffer a tax disadvantage or he would be subject to restrictions in connection with his award, the underlying shares or the sales proceeds.

Change of control

In the event of a change of control of the Company, the Committee will determine the treatment of share awards.

In the event of a change of control of the Company:

a)	awards granted under the 2014 Plan will vest taking into account the extent to which any performance condition has been satisfied and, unless the Committee determines otherwise the period of time that has elapsed since grant and the relevant event (or if the event occurs during an applicable holding period, to the beginning of the holding period);

b)	awards granted under the 2014 Deferred Annual Performance-related Incentive Plan may, at the discretion of the Committee, vest in full;

c)	options granted under the 2000 Share Option Scheme may be exercised to the extent determined by the Committee; and
d)	options granted under the Share Option Scheme 2010 may be exercised to the extent determined by the Committee and may be subject to personal performance and time prorating (by reference to the proportion of the performance period that has elapsed).

If the Company is wound up or there is a de-merger, de-listing, special dividend or other similar event which the Committee considers may affect the price of the Company’s shares:

a)	awards granted under the 2014 Plan may, at the Committee’s discretion, vest taking into account the extent to which any performance condition has been satisfied and, unless the Committee determines otherwise, the period of time that has elapsed since the date of grant and the relevant event (or if the event occurs during an applicable holding period, to the beginning of the holding period); and

b)	awards granted under the 2014 Deferred Annual Performance-related Incentive Plan will vest to the extent the Committee determines

Non-executive Director - Letters of appointment

Non-executive Directors serve under letters of appointment, copies of which are available for inspection at the Company’s Registered Office and at the Annual General Meeting.

In line with the UK Corporate Governance Code, all non-executive Directors submit themselves for re-election by shareholders every year at the Annual General Meeting. All non-executive Director appointments can be terminated by either party without notice. There is no payment in lieu of notice provided.

Considering employee views

When setting remuneration policy for executive Directors, the Remuneration Committee reviews and has regard to the remuneration trends across the Group and considers how executive Director remuneration compares to that for all employees to ensure that the structure and quantum of executive pay remains appropriate in this context.

The Company does not currently consult directly with employees when developing the Directors’ Remuneration Policy and there is no current intention to do so in the future.

Consulting with shareholders

The Committee believes that it is very important to maintain open dialogue with shareholders on remuneration matters. CRH made significant changes to remuneration arrangements during the year and consulted extensively with shareholders in relation to this. Shareholder views were important in shaping the final proposals outlined in this Policy Report.

The Committee will continue to liaise with shareholders regarding remuneration matters more generally and CRH arrangements as appropriate. It is the Committee’s intention to consult with major shareholders in advance of making any material changes to remuneration arrangements.

On behalf of the Board

Donald A. McGovern, Jr.

Chairman of Remuneration Committee and Senior Independent Director

2 March 2016

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